Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Buffalo Funds
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI  53202

June 29, 2012

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	Buffalo Funds (the “Trust”)
Securities Act Registration No: 333-56018
Investment Company Act Registration No: 811-10303
Buffalo Science & Technology Fund (S000006557)

Dear Ms. Browning:

This correspondence is being filed in response to your oral comments and suggestions of June 14, 2012 to the Trust’s Post-Effective Amendment (“PEA”) No. 32 to its registration statement on Form N-1A.  PEA No. 32 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) on April 26, 2012 for the purpose of submitting material changes to the name and principal investment strategies of the Buffalo Science & Technology Fund (the “Fund”), a series of the Trust.  The Trust is filing this PEA No. 33 pursuant to Rule 485(b) with the revisions discussed herein in response to your comments, and to make certain non-material changes as appropriate, including updating the Fund’s financial statements and filing exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

PROSPECTUS

Prospectus – Summary Section – Fees and Expenses of the Fund

1.
Staff Comment: The Staff notes that items in the Fees and Expenses of the Fund table have been left bracketed and blank.  Please note that the Trust is required to submit complete materials when filing under Rule 485(a) of the 1933 Act, with the exception of items permissible under Rule 485(b).

Response:  The Trust responds by stating supplementally that all items left blank in the 485(a) filing will be provided in the final document filed pursuant to Rule 485(b).  The Trust further responds by stating that in future 485(a) filings, the Trust will provide complete documents, with the exception of any items that are permissible under Rule 485(b).  The Trust further responds by providing the revised Fees and Expenses of the Fund table and Expense Example below:

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
Redemption Fee (as a percentage of amount redeemed within 60 days of purchase)	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%
Other Expenses	0.01%
Acquired Fund Fees and Expenses	0.01%
Total Annual Fund Operating Expenses*	1.02%
*
Acquired Fund Fees and Expenses represent the indirect costs of the Fund’s investments in other investment companies.  The Total Annual Fund Operating Expenses for the Fund do not correlate to the ratio of expenses to average net assets listed in the Fund’s financial highlights, which reflects the operating expenses of the Fund and does not include the amount of the Fund’s proportionate share of the fees and expenses of other investment companies in which the Fund invests.

Example.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The example also assumes that your investment has a 5% return each year, and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Discovery Fund	$104	$325	$563	$1,248

Prospectus – Summary Section - Principal Investment Strategies

2.
Staff Comment: With respect to the statement that “The Discovery Fund normally invests in domestic common stocks of companies that the Advisor believes have the potential to grow rapidly and sustainably due to innovation and whose growth prospects are not widely recognized by the market,” please replace “normally” with “principally.”

Response:  The Trust responds to this comment by making the requested revision as shown in the revised disclosure below.  The revised disclosure also relates to the Staff’s comments 3 – 5 below:

“The Discovery Fund principally invests in equity securities, including common stock, preferred stock, convertible securities, warrants and rights, of domestic companies whose securities may increase in value due to the development, advancement or commercial application of innovative strategies.  Companies engaged in innovative strategies are those who, in the opinion of KCM, the Fund’s investment advisor, are engaged in the pursuit and practical application of knowledge to discover, develop and commercialize products, services or intellectual property.  The types of companies in which the Fund may invest range across all industries and market capitalizations.  While the Fund’s investments will consist primarily of domestic securities, the Fund may invest up to 20% of its net assets in sponsored or unsponsored ADRs and securities of foreign companies that are traded on U.S. stock exchanges.”

3.
Staff Comment: With respect to the Fund’s investments in equity securities, the disclosure in this section indicates that the Fund will invest principally in common stocks.  However, disclosures provided in the discussion of principal risks include preferred stocks, convertible securities, warrants and rights in addition to common stocks.  To the extent that the Fund may invest in these other types of equity securities as a principal strategy, please revise the discussion of principal investment strategies to include these securities.

Response:  The Trust responds by revising disclosure in this section as appropriate to indicate that the Fund will invest principally in equity securities, including common stock, preferred stock, convertible securities, warrants and rights, as shown in the Trust’s response to Comment No. 2 above.

4.
Staff Comment: With respect to the following disclosure in this section: “Innovation includes the discovery of better or more efficient products, services, processes, technologies, or ideas which benefit consumers, business, and other users.  The Fund invests in domestic companies across all industries and market capitalizations, whose growth prospects are derived from new and innovative ideas, products, or services,” please revise to explain in Plain English how “better or more efficient” and “new and innovative” is measured or determined, and by whose standards these factors will be determined.

Response:  The Trust responds by deleting the language referring to “better or more efficient” products, services, processes, technologies or ideas.  With respect to how “new and innovative” is determined, the Trust has added language to clarify that Kornizter Capital Management, Inc., the Fund’s investment advisor, determines whether a company is engaged in innovative strategies based on specific factors, as shown in the revised disclosure included in the response to Comment No. 2 above.

5.
Staff Comment: With respect to the following disclosure in this section: “While these types of companies are often found in the healthcare, technology, industrial, and consumer sectors, the Discovery Fund may select stocks from any sector where the Advisor believes innovation creates “a robust and sustainable growth opportunity,” please (a) clarify using plain English what is meant by “a robust and sustainable growth opportunity,” and (b) clarify whether there will be any actual focus in the specifically listed sectors.  If there are other sectors that the Fund specifically intends to invest in, they should also be included here.

Response:  The Trust responds by deleting “a robust and sustainable growth opportunity.” The Trust has also clarified that the Fund will not focus on specific sectors by deleting the listed sectors and stating that the Fund may invest across all industries and market capitalizations, as shown in the revised disclosure included in the response to Comment No. 2 above.

Prospectus – Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings – Investment Objective and Principal Investment Strategies

6.
Staff Comment: If the Fund has any policy for providing notice to shareholders prior to implementing a change to its investment objective, please provide disclosure describing the notice policy adjacent to the statement of the Fund’s investment objective.

Response:  The Trust responds by stating supplementally that the Fund has a policy requiring 60 days’ advance notice to shareholders prior to implementing a change to its investment objective.  The Trust responds further by adding the following disclosure adjacent to the statement of the Fund’s investment objective in the Item 9 disclosure: “The Fund will not change its investment objective without providing shareholders with 60 days’ advance written notice of the change.”

Prospectus – Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings – Investment Objective and Principal Investment Strategies – Buffalo Discovery Fund

7.	Staff Comment: With respect to the statement that “the Fund normally invests in common stocks…” please replace “normally” with “principally.”

Response:  The Trust responds by making the requested revision.

Prospectus – Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings – Investment Objective and Principal Investment Strategies – General Investment Policies

8.
Staff Comment: With respect to the paragraph labeled “Investment Style and Portfolio Turnover,” please explain using plain English the criteria the Fund’s investment adviser uses to identify long-term trends.  Please also consider whether the disclosure in this paragraph conforms to the summary of the Fund’s principal investment strategies discussed in the Summary Section.

Response:  The Trust responds by deleting this paragraph in its entirety.

Prospectus – Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings – Principal Risk Factors

9.
Staff Comment: If the Fund invests principally in only common stocks as opposed to other equity securities, please revise disclosure under “Market Risk” and “Equity Market Risk” to remove disclosure related to other types of equity securities.

Response:  The Trust responds by referring to the Trust’s response to Comment No. 3, above, and by stating supplementally that the disclosure under “Market Risk” and “Equity Market Risk” accurately addresses the types of equity securities in which the Fund will invest.

10.	Staff Comment: Please replace the term “International Risk” with “Foreign Risk.”

Response:  The Trust responds by making the requested revision.

Prospectus – Shareholder Information – How Share Price Is Determined

11.
Staff Comment: With respect to the statement that “other intermediaries may set cut-off times for the receipt of orders that are earlier than the Fund’s cut-off times,” please explain who “other intermediaries” are, and ensure that the disclosure accurately conveys how share price will be determined when making purchases and redemptions through such intermediaries.

Response: The Trust responds by revising disclosure in this section to clarify that orders placed through financial intermediaries who have not been specifically authorized to accept purchase and redemption requests on behalf of the Fund will be processed the next share price determined after receipt of the purchase or redemption request by the Fund.

12.
Staff Comment: With respect to the statement that “The Fund is generally closed on weekends, days when the NYSE is not open for unrestricted trading and certain national holidays as disclosed in the SAI,” please revise to remove all generalizations.

Response: The Trust responds by revising this disclosure to remove the word “generally”.

13.
Staff Comment: With respect to the statement that “Debt securities with remaining maturities of 60 days or less are normally valued at amortized cost, unless the Board of Trustees determines that amortized cost does not represent fair valuation,” please clarify whether the entire Board of Trustees makes this determination, or if the determination is otherwise delegated to a committee or the Fund’s investment adviser.

Response: The Trust responds by revising this disclosure to clarify that the determination of fair value is made by the Board’s Valuation Committee.

Statement of Additional Information (“SAI”)

14.
Staff Comment: Please confirm that all of the Fund’s principal and non-principal strategies and risks have been disclosed and clearly labeled as principal and non-principal, in the SAI, pursuant to Item 16 of Form N-1A.  Please also confirm that all principal strategies and risks disclosed in the SAI have also been disclosed in the Prospectus.

Response: The Trust responds by confirming supplementally that all principal strategies and related risks have been disclosed in the Funds’ prospectus.  The Trust further confirms that all principal and non-principal strategies and related risks have been disclosed in the SAI.

15.
Staff Comment: Please consider revising Fundamental Investment Restriction No. 4 on page 10 of the SAI to clarify that there is not currently any statutory limit on a fund’s ability to make loans, and that the 33 1/3% limit referenced is related to limits a fund’s ability to borrow money and issue senior securities.

Response: The Trust responds by adding a paragraph following the fundamental investment restrictions to clarify the limitation.

16.	Staff Comment: Please confirm whether the Fund has the ability to invest in reverse repurchase agreements.

Response: The Trust responds by stating supplementally that the Fund does not have the ability to invest in reverse repurchase agreements.

17.	Staff Comment: Please consider whether disclosure in letter (d) under the sub-heading entitled “Additional Information Regarding Investment Restrictions” is necessary.

Response: The Trust responds by removing this disclosure from the SAI.

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 I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ Barry E. Koster

Barry E. Koster
Chief Compliance Officer
Buffalo Funds